December 8, 2005



Mr. Daniel Blount
Chief Financial Officer
Graphic Packaging Corporation
814 Livingston Court
Marietta, Georgia  30067



	Re:	Graphic Packaging Corporation
		Form 10-K/A2 for Fiscal Year Ended December 31, 2004
      Filed August 9, 2005
		Form 10-Q for Nine Months Ended September 30, 2005
      Filed November 3, 2005
		File No. 001-13182



Dear Mr. Blount:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 5

The Merger, page 5

1. Although you disclose that you achieved an annualized synergy rate of $72 million during 2004, it is unclear how you have calculated this measure. Please expand your disclosure to explain your approach in measuring the synergy rate, to the extent necessary to convey the relevance of this measure and whether the financial benefit you suggest has been achieved is temporary or structural in nature. The impact of the synergy rate on the indicative value of your reported historical results should be clear.

Credit Agreement EBITDA, page 18

2. We note that you disclose that your ability to borrow under the Senior Secured Credit Agreement is dependent on, among other things, your compliance with the financial ratio covenants, e.g., Consolidated Debt to Credit Agreement EBITDA Leverage Ratio and Credit Agreement EBITDA to Consolidated Interest Expense Ratio, and that your ability to comply with such covenants is relevant to an understanding of liquidity. However, you then disclose a measure of
Credit Agreement EBITDA, reconciled to Combined Loss Attributable to
Common Stockholders (using actual results for 2004; pro forma results for 2003 and 2002), without presenting the ratios you reference as the basis for disclosure.

Given your emphasis on the ratios, the implication that compliance has on your ability to borrow under the credit agreement, and the extent to which you have not complied with the provisions of Item 10(e) of Regulation S-K, it would seem most appropriate to disclose the actual ratios achieved, rather than aggregate measures of Credit
Agreement EBITDA (since these are not the covenants). Please revise your disclosure accordingly. Explain how you calculate the financial ratios, and disclose any instance of non-compliance with your financial ratio covenants. Any retention of pro forma ratios should be accompanied by disclosure substantiating their relevance and reliability.

Unaudited Condensed Pro Forma Combined Statement of Operations,
page
31

3. In preparing the pro forma information required under paragraph
54
of SFAS 141, we believe you should adhere to the limitations on adjustments set forth in paragraph 55 of that guidance. You may also refer to the guidance of Article 11 of Regulation S-X, in determining whether your adjustments are appropriate.

At minimum, please address the following pro forma adjustments:

a. Footnote A, page 33: You disclose that your cost of sales includes an adjustment of approximately $7 million for the year ended
December 31, 2003 to eliminate the effect of the increase in fair value of inventory which was recorded as an addition to cost of sales as a non-recurring item in 2003. Clarify why the original charge was non-recurring and why you eliminated it as a pro forma adjustment.

b. Footnote B, page 33: You disclose that your depreciation expense would have decreased by $1.3 million and $2.2 million for the years ended December 31, 2003 and 2002, respectively, as a result of your revision of the depreciable asset lives. Explain why you revised the asset lives.

c. Footnote C, page 33: Explain why you excluded hedges and amortization of financing costs in your calculation of pro forma interest expense adjustments.

Financial Statements

Note 12 - Contingencies and Commitments, page 46

4. We note your disclosure stating that your "...potential environmental liabilities and obligations may result in significant costs, which could negatively impact [your] financial condition and results of operations." Please disclose the nature of the contingent liabilities to which you refer, including the amounts accrued in each period, total accruals as of the balance sheet dates, assumptions underlying those accruals, and the ranges of reasonably possible additional loss, to comply with SAB Topic 5:Y, IRQ 4. If you believe any of this information is not material and thereby not subject to the disclosure requirements, you may submit this information on a supplemental basis.

Note 24 - Quarterly Financial Information, As Restated
(Unaudited),
page 66

5. Tell us the amount of depreciation, depletion and amortization expense reflected in your measures of gross profit for each of period presented.




Form 10-Q for the Nine Months Ended September 30, 2005

General

6. Please revise the disclosures in your interim reports on Form
10-Q
as necessary to comply with all applicable comments issued on your annual report on Form 10-K.

Controls and Procedures, page 29

7. Please revise your disclosure on page 30, concerning changes in internal control over financial reporting, to clarify whether the "improvements" you describe are changes that have materially affected your internal control over financial reporting.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Daniel Blount
Graphic Packaging Corporation
December 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010